Exhibit 99.1

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO

THE TRANSACTION OF BUSINESS AND AFFAIRS OF

CANADIAN IMPERIAL BANK OF COMMERCE

April 5, 2016

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO

THE TRANSACTION OF BUSINESS AND AFFAIRS

of

CANADIAN IMPERIAL BANK OF COMMERCE

(the “Bank”)

BE IT ENACTED as a by-law of the Bank as follows:

SECTION ONE

INTERPRETATION

1.1	Definitions

In the by-laws of the Bank, unless the context otherwise requires:

“Act” means the Bank Act as from time to time in force;

“Bank” means Canadian Imperial Bank of Commerce;

“board” means the board of directors of the Bank;

“by-laws” means all by-laws of the Bank as from time to time in force;

“committee” means a committee of the board of directors;

“director” means a director of the Bank;

“meeting of shareholders” includes an annual or special meeting of shareholders of any class or series of shares.

1.2	Interpretation

Except as otherwise provided, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, partnership, association, corporation, trustee, executor, administrator and legal representative. Headings shall not affect the interpretation hereof.

SECTION TWO

DIRECTORS

2.1	Number and Powers of Directors

The number of directors shall be fixed at such number as the board may from time to time determine, provided that the number shall be not less than the minimum number of directors required by the Act and not more than 35.

2.2	Quorum

A majority of the directors, or such greater number as the board may from time to time determine, shall constitute a quorum for the transaction of business at a meeting of directors, providing that not more than one of whom shall be a full-time officer of the Bank.

2.3	Calling of Meetings and Notice

Meetings of the board shall be held from time to time at such place, at such time and on such day as any one of the Chairman, any four directors, the Audit Committee or the Superintendent of Financial Institutions may determine, and the Corporate Secretary shall call meetings when so directed or authorized. Notice of every meeting so called shall be given to each director not less than 24 hours (excluding any part of a Sunday and of a holiday) before the time when the meeting is to be held, except that no notice shall be necessary if all the directors are present or if those absent waive notice of or otherwise signify their consent to the holding of such meeting in their absence.

2.4	Chairman

The chairman of any meeting of the board shall, unless otherwise designated by the board, be the Chairman of the board. If the Chairman is not present, the directors present shall choose one of their number to be chairman of the meeting.

2.5	Votes to Govern

At all meetings of the board or any committee of the board, every question shall be decided by a majority of the votes cast on the question. If there is an equal division on any question, the chairman of the meeting shall not be entitled to a second or casting vote.

2.6	Remuneration

To remunerate the directors for their services as such, there may be paid in each fiscal year from the funds of CIBC to and among the directors such amounts, not exceeding in the aggregate $5,000,000, and in such proportions between them as may be determined from time to time by the board of directors.

2.7	Appointment of Additional Directors

The directors of the Bank may appoint one or more additional directors, within the maximum number permitted by these by-laws, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders of the Bank, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders of the Bank.

SECTION THREE

OFFICERS

3.1	Designation of Officers of the Bank

Subject to the provisions of the Act, the directors may elect, designate or appoint such officers and specify such duties or delegate such powers to them as the directors may determine.

3.2	Chief Executive Officer

The Chief Executive Officer shall, subject to the authority of the board and any committee of the board, exercise general supervision, direction and control over the business and affairs of the Bank. Except as provided in the Act, the board may delegate to the Chief Executive Officer any of the powers of the board. During the temporary absence or inability to act of the Chief Executive Officer, his powers and duties shall be carried out by such officer as the board may from time to time designate.

3.3	Corporate Secretary

The Corporate Secretary shall give, or cause to be given, all notices required to be given to shareholders, auditors, directors and members of committees; he shall enter or cause to be entered in books kept for that purpose, minutes of all proceedings at meetings of directors and shareholders and any such minutes, if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting shall be prima facie evidence of the proceedings. The Corporate Secretary shall be responsible for the safekeeping of the mechanical device generally used for affixing the corporate seal of the Bank and shall perform such other duties as may from time to time be prescribed by the Chief Executive Officer.

3.4	Appointment of Agents

The Chief Executive Officer or any officer designated in writing by the Chief Executive Officer may from time to time by instrument in writing appoint agents or attorneys for the Bank in or out of Canada with such powers of management or otherwise (including the power to sub-delegate) as such appointing officer deems fit as evidenced by his execution of such instrument.

SECTION FOUR

MEETINGS OF SHAREHOLDERS

4.1	Annual and Special Meetings

The annual meeting of shareholders and any special meeting of shareholders shall be held on such day as the board may from time to time determine provided the annual meeting shall be held not later than six months after the end of each financial year of the Bank.

4.2	Chairman, Secretary and Scrutineers

The chairman at any meeting of shareholders shall be the Chairman of the board or, in the absence of the Chairman, a director designated by the board. If the Corporate Secretary of the Bank is absent, the chairman of the meeting shall appoint a person to act as secretary of the meeting. If desired, one or more scrutineers may be appointed by the chairman of the meeting.

4.3	Quorum

A quorum for the transaction of business at any meeting of shareholders shall be at least 2 persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, holding at least 25% of the shares entitled to vote at the meeting.

4.4	Votes to Govern

At any meeting of shareholders, every question shall, unless otherwise required by the Act or the by-laws, be determined by a majority of the votes cast on the question. If there is an equality of votes either upon a show of hands or upon a ballot, the chairman of the meeting shall be entitled to a second or casting vote except for the election of directors.

4.5	Method of Voting

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded by the chairman of the meeting, a shareholder or a proxyholder either before or after any vote by a show of hands. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of such question, and the result of the vote so taken shall be the decision of the shareholders thereon. If a ballot is demanded, such ballot shall be taken in such manner as the chairman of the meeting shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.

4.6	Persons Entitled to be Present

The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and such others who, although not entitled to vote thereat, are entitled or required to attend under the Act. Any other person may be permitted to attend a meeting of shareholders by the chairman of the meeting or with the consent of the meeting.

SECTION FIVE

GENERAL

5.1	Corporate Seal

The Bank shall have a seal in the form reproduced hereon until changed by the board and the directors shall determine the use of the seal or any facsimile thereof.

5.2	Indemnity of Directors, Officers and Others

Subject to the limitations contained in the Act, but without limit to the right of the Bank to indemnify or advance amounts to any person under the Act or otherwise, the Bank shall indemnify a director or officer of the Bank, a former director or officer of the Bank, or another person who acts or acted at the Bank’s request as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with the Bank or other entity; provided (1) the person acted honestly and in good faith with a view to the best interests of, as the case may be, the Bank or the other entity for which they acted at the Bank’s request as a director or officer or in a similar capacity; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty the person had reasonable grounds for believing that their conduct was lawful. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

5.3	Giving of Notice

Any notice or other document to be given or sent by the Bank to a shareholder, director or officer or to the auditors of the Bank may be given or sent by pre-paid mail or by pre-paid transmitted or recorded communication, or may be delivered personally to the person to whom it is to be given or sent to his latest address as shown on the records of the Bank or its securities register or in any notice filed in accordance with the provisions of the Act. The accidental omission to give notice to any shareholder, director or officer or to the auditors or the non-receipt of any notice or any error in a notice shall not invalidate any action taken at any meeting called by such notice or otherwise founded thereon. Any notice with respect to any shares registered in more than one name may, if more than one address appears on the books of the Bank in respect of such joint holding, be given the joint shareholders at any one of such addresses. Any shareholder (or his duly appointed proxy or representative), director, officer or auditor may waive in any manner any notice required to be given to him under any provision of the Act or the by-laws of the Bank, and such waiver whether given before or after the meeting or other event of which notice is required to be given shall cure any default in giving such notice.

SECTION SIX

AUTHORIZED CAPITAL

6.1	Authorized Capital

The authorized capital of the Bank consists of:

1.	An unlimited number of common shares, without nominal or par value;

2.

An unlimited number of Class A Preferred Shares, without nominal or par value, provided that the maximum aggregate consideration for all outstanding Class A Preferred Shares at any time does not exceed $10,000,000,000; and

3.

An unlimited number of Class B Preferred Shares, without nominal or par value, provided that the maximum aggregate consideration for all outstanding Class B Preferred Shares at any time does not exceed $10,000,000,000.

6.2	Conditions Attaching to the Common Shares

The Bank has one class of common shares, without nominal or par value, which are non-redeemable. The rights therein of the holders of the common shares are equal in all respects. The holders are entitled, in addition and subject to the rights, privileges, restrictions and conditions contained in the Act,

(a)	to vote at all meetings of shareholders except where only holders of a specified class of shares are entitled to vote;

(b)	to receive dividends declared on those shares; and

(c)	to receive the remaining property of the Bank on dissolution.

6.3	Conditions Attaching to the Class A Preferred Shares and the Class B Preferred Shares as Classes

6.3.1	Series of Class A or Class B Preferred Shares

The directors of the Bank may from time to time divide the Class A Preferred Shares and/or the Class B Preferred Shares into, and issue the Class A Preferred Shares and/or the Class B Preferred Shares in series, each series consisting of such number of Class A Preferred Shares or Class B Preferred Shares and having attached thereto (except as hereinafter provided) such designation, rights, privileges, restrictions and conditions, including, without limiting the generality of the foregoing, a rate or amount of dividends or a method of calculating dividends, dates of payment thereof, terms and conditions of redemption (including redemption at the option of the holder), purchase and/or conversion, redemption, purchase and/or conversion prices, voting rights and sinking fund, purchase fund or other provisions, as may be fixed from time to time by the directors of the Bank in their sole discretion.

6.3.2	Ranking of Class A Preferred Shares

The Class A Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Bank, whether voluntary or involuntary, or any other distribution of the assets of the Bank among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Class A Preferred Shares of every other series and be entitled to preference over the Class B Preferred Shares, the common shares and the shares of any other class of shares of the Bank ranking junior to the Class A Preferred Shares. The Class A Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions of this Section 6, over the Class B Preferred Shares, the common shares and the shares of any other class of shares of the Bank ranking junior to the Class A Preferred Shares as may be fixed in accordance with Section 6.3.1.

6.3.3	Ranking of Class B Preferred Shares

The Class B Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Bank, whether voluntary or involuntary, or any other distribution of the assets of the Bank among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Class B Preferred Shares of every other series, rank junior to the Class A Preferred Shares and be entitled to preference over the common shares and over the shares of any other class of shares of the Bank ranking junior to the Class B Preferred Shares. The Class B Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions of this Section 6, over the common shares and the shares of any other class of shares of the Bank ranking junior to the Class B Preferred Shares as may be fixed in accordance with Section 6.3.1.

6.3.4	Liquidation, Dissolution or Winding-up

In the event of the liquidation, dissolution or winding-up of the Bank, whether voluntary or involuntary, or any other distribution of assets of the Bank among its shareholders for the purpose of winding-up its affairs, the holders of shares of any series of Class A Preferred Shares or Class B Preferred Shares shall be entitled to receive in lawful money of Canada an amount for each such share equal to the price at which such share was issued together with such premium, if any, as shall have been provided for in the provisions attaching to the shares of such series and, in the case of a share of a series having cumulative dividends, all accrued and unpaid dividends up to but not including the date of the distribution and, in the case of a share of a series not having cumulative dividends, all declared and unpaid dividends, the whole being paid first to the holders of Class A Preferred Shares before any amount is paid or any assets of the Bank are distributed to the holders of any shares of any class ranking junior to the Class A Preferred Shares and thereafter to the holders of Class B Preferred Shares before any amount is paid or any assets of the Bank are distributed to the holders of any shares of any class ranking junior to the Class B Preferred Shares. Upon payment of the amounts so payable to them, the holders of Class A Preferred Shares or Class B Preferred Shares shall not be entitled to share in any further distribution of assets of the Bank.

6.3.5	Restrictions on Creation and Issue of Shares

In addition to any consent or approval required by the Act,

(a)

no additional Class A Preferred Shares and no shares of a class ranking prior to or on a parity with the Class A Preferred Shares with respect to the payment of dividends or the distribution of assets in the event of liquidation, dissolution or winding-up of the Bank, whether voluntary or involuntary, or any other distribution of the assets of the Bank among its shareholders for the purpose of winding-up its affairs may be created without the approval of the holders of Class A Preferred Shares given in accordance with Section 6.3.7 hereof;

(b)

no additional Class B Preferred Shares and no shares of a class ranking prior to or on a parity with the Class B Preferred Shares with respect to the payment of dividends or the distribution of assets in the event of liquidation, dissolution or winding-up of the Bank, whether voluntary or involuntary, or any other distribution of the assets of the Bank among its shareholders for the purpose of winding-up its affairs may be,

(i)	created, or

(ii)	issued if the Bank is in arrears in the payment of dividends on any outstanding series of the Class B Preferred Shares,

without the approval of the holders of Class B Preferred Shares given in accordance with Section 6.3.7.

6.3.6	Amendments

The provisions of Section 6.3.1 to 6.3.8 inclusive hereof may be repealed, altered, modified, amended or amplified subject to and in accordance with the Act,

(a)	with the approval of the holders of Class A Preferred Shares, insofar as such repeal, alteration, modification amendment or amplification applies only to the Class A Preferred Shares;

(b)	with the approval of the holders of Class B Preferred Shares, insofar as such repeal, alteration, modification, amendment or amplification applies only to the Class B Preferred Shares; or

(c)

with the approval of the holders of both the Class A Preferred Shares and the Class B Preferred Shares if such repeal, alteration, modification, amendment or amplification applies to both the Class A Preferred Shares and the Class B Preferred Shares.

6.3.7	Approval of Holders of Preferred Shares

The approval of holders of either Class A Preferred Shares or Class B Preferred Shares as to any and all matters referred to herein may be given, subject to the provisions of the Act, as specified below.

(a)

any approval given by holders of a class of preferred shares shall be deemed to have been sufficiently given if it shall have been given by a resolution passed at a meeting of holders of the shares of such class duly called and held upon not less than 21 days’ notice at which the holders of at least ten percent (10%) of the outstanding shares of such class are present or are represented by proxy and carried by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting. If at any such meeting the holders of ten percent (10%) of the outstanding shares of such class are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and notice of such adjourned meeting shall be given in accordance with the Bank Act. At such adjourned meeting the holders of shares of such class present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the approval of the holders of the shares of such class.

(b)

on every poll taken at every such meeting, every holder of shares of such class shall be entitled to one vote in respect of each share held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Bank with respect to meetings of shareholders.

6.3.8	Capital Accounts

In the event that any share (the “Converted Share”) of a series of either the Class A Preferred Shares or the Class B Preferred Shares is converted into a share of another class or series, then upon the issue of the share of such other class or series:

(a)

there shall be deducted from the paid-in capital account of the Bank maintained for the series of Class A Preferred Shares or Class B Preferred Shares converted the paid-in capital attributable to such Converted Share;

(b)

there shall be added to the paid-in capital account of the Bank maintained for the class or series of shares into which such share is converted, the paid-in capital attributable to such Converted Share together with any additional consideration received by the Bank pursuant to the conversion; and

(c)	the number of unissued shares in the class of which the Converted Share formed part shall be increased by one share.

SECTION SEVEN

REPEAL OF PRIOR BY-LAWS

7.1	Repeal

All previous by-laws of the Bank are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any changes in the charter of the Bank obtained pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect under any repealed by-law shall continue valid except to the extent inconsistent with the Act, this by-law and until amended or repealed.